SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

YOUNG BROADCASTING INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

987434 10 7

(CUSIP Number of Class of Underlying Securities)

Vincent J. Young

Chairman
Young Broadcasting Inc.
599 Lexington Avenue
New York, New York 10022
(212) 754-7070

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth Rosenblum, Esq.

Joseph Schmitt, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 768-6700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$2,113,827	$226.18

(1)          Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 949,776 shares of common stock of Young Broadcasting Inc. having an aggregate value of $2,113,827 will be tendered pursuant to this offer. The aggregate value of such options was based on upon the good faith determination of the Registrant’s Compensation Committee, in consultation with an independent compensation consultant, of the relative value of such options and the restricted shares being offered in exchange therefor at the time the determination was made. In determining these relative values, the Compensation Committee and the independent consultant utilized the Black-Scholes valuation model and considered such other information as they deemed relevant.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing party: Not applicable
Date filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.        Summary Term Sheet.

The information set forth under “Summary of Terms” in the offering statement, dated November 30, 2005 (the “Offering Statement”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)           The name of the issuer is Young Broadcasting Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 599 Lexington Avenue, New York, New York 10022.  The telephone number of its principal executive offices is (212) 754-7070.

(b)           This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange outstanding options that were granted under the Company’s 2004 Equity Incentive Plan (formerly the 1995 Stock Option Plan) for restricted shares of the Company’s Class A common stock upon the terms and subject to the conditions described in the Offering Statement and the related Personal Election Form attached hereto as Exhibit (a)(2).

As of November 29, 2005, after giving effect to the exchange by Vincent Young (Chairman and CEO) Deborah McDermott (President) and James Morgan (Executive Vice President and CFO) on such date of an aggregate of 2,198,375 options for an aggregate of 318,791 deferred stock units, there were outstanding options to purchase 1,590,897 shares of the Company’s common stock, of which options to purchase 949,776 shares are eligible for exchange pursuant to the Offer.

The information set forth in the Offering Statement under Section 2 (“Eligibility”) is incorporated herein by reference.

(c)           The information set forth in the Offering Statement under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a)           The Company is also the filing person.  The information set forth under Item 2(a) above is incorporated herein by reference.  The information set forth in the Offering Statement under Section 10 (“Information Concerning Young Broadcasting Inc.”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 4.        Terms of the Transaction.

(a)           The information set forth in the Offering Statement under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Number of Options”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Acceptance of Options for Exchange and Grant of Restricted Shares”), Section 6 (“Extension of Offer; Termination; Amendment”), Section 9 (“Consideration; Terms of Restricted Shares”), Section 12 (“Accounting Consequences of the Offer”) and Section 14 (“Material United States Federal Income Tax Consequences”) is incorporated herein by reference.

(b)           The information set forth in the Offering Statement under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 5.        Past Contacts.  Transactions, Negotiations and Agreements.

(a)           The information set forth in the Offering Statement under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a)           The information set forth in the Offering Statement under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b)           The information set forth in the Offering Statement under Section 5 (“Acceptance of Options for Exchange and Grant of Restricted Shares”) is incorporated herein by reference.

(c)           Not Applicable.

Item 7.        Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offering Statement under Section 9 (“Consideration; Terms of Restricted Shares”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Not applicable.

(d)           Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)           The information set forth in the Offering Statement under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

(b)           The information set forth in the Offering Statement under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Not applicable.

Item 10.      Financial Statements.

(a)           The information set forth (i) in the Offering Statement under Section 10 (“Information Concerning Young Broadcasting Inc.”), (ii) on pages 51 through 83 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission and (iii) on pages 2 through 14 of the Company’s

Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission, is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.  Such information may also be obtained, free of charge, by contacting the Company at Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022, (212) 754-7070.

(b)           Not applicable.

Item 11.      Additional Information.

(a)           The information set forth in the Offering Statement under Section 2 (“Eligibility”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) and Section 13 (“Legal Matters; Regulatory Approval”) is incorporated herein by reference.

(b)           Not applicable.

Item 12.      Exhibits.

(a)(1)	Offering Statement dated November 30, 2005
(a)(2)	Form of Personal Election Form, Including Statement of Employee Stock Option Holdings
(a)(3)	Form of Withdrawal Form
(a)(4)	Instructions to Participate in Offer
(a)(5)	Memorandum from the Company to Eligible Employees
(a)(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005 (incorporated by reference)
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 (incorporated by reference)
(a)(8)	Press Release dated November 30, 2005
(b)	Not applicable
(d)(1)

Young Broadcasting Inc. 2004 Equity Incentive Plan, included as Annex B to the Company’s definitive proxy statement for its Annual Meeting of Stockholders held on May 4, 2004 (Annex B is incorporated herein by reference)

(d)(2)	Form of Restricted Shares Agreement
(d)(3)	Exchange Agreement between the Company and Vincent Young
(d)(4)	Exchange Agreement between the Company and Deborah McDermott
(d)(5)	Exchange Agreement between the Company and James A. Morgan
(g)	Not applicable
(h)	Not applicable

Item 13.      Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

YOUNG BROADCASTING INC.

By	/s/ James A. Morgan
James A. Morgan
Executive Vice President

Date:  November 30, 2005

Index to Exhibits

(a)(1)	Offering Statement dated November 30, 2005
(a)(2)	Form of Personal Election Form, Including Statement of Employee Stock Option Holdings
(a)(3)	Form of Withdrawal Form
(a)(4)	Instructions to Participate in Offer
(a)(5)	Memorandum from the Company to Eligible Employees
(a)(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005 (incorporated by reference)
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 (incorporated by reference)
(a)(8)	Press Release dated November 30, 2005
(b)	Not applicable
(d)(1)

Young Broadcasting Inc. 2004 Equity Incentive Plan, included as Annex B to the Company’s definitive proxy statement for its Annual Meeting of Stockholders held on May 4, 2004 (Annex B is incorporated herein by reference)

(d)(2)	Form of Restricted Shares Agreement
(d)(3)	Exchange Agreement between the Company and Vincent Young
(d)(4)	Exchange Agreement between the Company and Deborah McDermott
(d)(5)	Exchange Agreement between the Company and James A. Morgan
(g)	Not applicable
(h)	Not applicable